DLA Piper LLP (US)

2000 Avenue of the Stars

Suite 400 North Tower

Los Angeles, CA 90067-4704

www.dlapiper.com

March 25, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Atlas U.S. Tactical Income Fund, Inc. (the “Fund”)

(Securities Act File No. 333-251056)

Request to Withdraw Registration Statement on Form N-1A

Ladies and Gentlemen:

We hereby request withdrawal of the Fund’s Registration Statement on Form N-1A, including all exhibits thereto (the “Registration Statement”), of the Fund pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”). The Registration Statement was filed on December 2, 2020 and has never been declared effective. The Fund has determined not to offer shares of the Fund outside of Puerto Rico at this time, and to therefore continue relying on the exemption granted under Section 3(a)(11) of the 1933 Act.

The Fund filed on February 22, 2021 a request to deregister under the Investment Company Act of 1940, as amended.

Pursuant to paragraph (b) of Rule 477 under the 1933 Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

If you have any questions or need further information, please call Kevin R. Bettsteller of DLA Piper LLP (US) at (310) 595-3115.

Sincerely,

Atlas U.S. Tactical Income Fund, Inc.

By:	/s/ Paul Hopgood
Paul Hopgood
President

cc:	Kevin R. Bettsteller, Esq.